UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Wilt, Toby S.
   Post Office Box 50879
   Nashville, TN  37205-0879
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSSI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   1999 Fiscal Year
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock, par value $.01 |-     |-   |-                 |-  |-          |30,000(4)          |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Phantom Stock Units     |1-1     |01/27|A   |103.62(4)  |A  |(1)  |(1)  |Common Stock|103.62(|$25.33(|            |D  |            |
                        |        |/99  |    |           |   |     |     |            |4)     |4)     |            |   |            |
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Phantom Stock Units     |1-1     |04/22|A   |82.18      |A  |(1)  |(1)  |Common Stock|82.18  |$31.94 |            |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |07/23|A   |64.75      |A  |(1)  |(1)  |Common Stock|64.75  |$36.68 |            |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |10/27|A   |85.82      |A  |(1)  |(1)  |Common  Stoc|85.82  |$27.67 |1,321.75(2)(|D  |            |
                        |        |/99  |    |           |   |     |     |k           |       |       |4)          |   |            |
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Stock Option (right to b|$15.00(4|     |    |           |   |(3)  |7/23/|Common Stock|45,000(|       |45,000(4)   |D  |            |
uy)                     |)       |     |    |           |   |     |2007 |            |4)     |       |            |   |            |
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Explanation of Responses:
(1) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are
settled 100% in the Company's common stock on January 1,
2007.
(2) Derivative securities beneficially owned at end of year include (i) 568.70(4) phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840(4) to $17.669(4) and are each settled 100% in the
Company's common stock on January 1, 2007; and (ii) 416.68(4) phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070(4) to $24.697(4), and are each settled 100% in the Company's common stock on January 1,
2007.
(3) The option vests in three equal annual installments beginning on July 23, 1998.
(4) All share numbers and stock and exercise prices reflect the Company's 3-2 stock split paid on March 2, 1999, to the stockholders of record on February 16,
1999.
SIGNATURE OF REPORTING PERSON
    Toby S. Wilt
DATE
February   , 2000